SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 13 November 2006

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Director/PDMR Shareholding dated 31 October 2006
99.2	Director/PDMR Shareholding dated 07 November 2006

99.1

                                                    InterContinental Hotels Group PLC
                           Technical Interest of Directors and Persons Discharging Managerial Responsibility
                                              in Employee Share Ownership Trust (Jersey)

Date of Notification
31 October 2006

Following a release to participants (not Directors) on 30 October 2006 under the Executive Share Option Plan. InterContinental Hotels
Group PLC confirms that the new total holding of the InterContinental Hotels Group PLC Employee Share Ownership Trust (Jersey) as
detailed below:

Number of shares/amount of stock disposed -                218,249
Total holding in the Trust following this notification -   2,081,316 Ordinary shares

The following directors and persons discharging managerial responsibility, who are among the potential beneficiaries of the ESOT-
Andrew Cosslett, Richard Hartman, Stevan Porter, Richard Solomons, Tom Conophy, Peter Gowers, Tracy Robbins and Richard Winter- are
technically deemed to be interested in those shares.

END

99.2

                                                    InterContinental Hotels Group PLC
                   Technical Interest of Directors and Persons Discharging Managerial Responsibility
                                      in Employee Share Ownership Trust (Jersey)

Date of Notification
7 November 2006

Following a release to participants (not Directors) on 7 November 2006 under the Executive Share Option Plan.
InterContinental Hotels Group PLC confirms that the new total holding of the InterContinental Hotels Group PLC
Employee Share Ownership Trust (Jersey) as detailed below:

Number of shares/amount of stock disposed -                 71,058
Total holding in the Trust following this notification -    2,010,258 Ordinary shares

The following directors and persons discharging managerial responsibility, who are among the potential beneficiaries of the ESOT- Andrew Cosslett, Richard Hartman, Stevan Porter, Richard Solomons, Tom Conophy, Peter Gowers, Tracy
Robbins and Richard Winter- are technically deemed to be interested in those shares.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

      InterContinental
Hotels Group PLC

(Registrant)

By:
/s/ C. Cox

Name:
C. COX

Title:
COMPANY SECRETARIAL OFFICER

Date:
13 November 2006